American Bonanza Gold Corp.
Management’s Discussion and Analysis
(Three months ended March 31, 2007, as of May 14, 2007)

General

The following discussion of performance, financial condition and analysis should be read in conjunction with American Bonanza Gold Corp. (“the Corporation”) annual audited consolidated financial statements for the year ended December 31, 2006 and the unaudited consolidated financial statements of the Corporation for the three months ended March 2007 and 2006. All amounts are expressed in Canadian Dollars unless otherwise indicated.

Forward-Looking Statements

Certain statements contained in the following Management’s Discussion and Analysis may be deemed forward-looking statements. All statements other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although the Corporation believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in metals prices, changes in the availability of funding for mineral exploration, unanticipated changes in key management personnel and general economic conditions. Mining is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are also advised to consider such forward-looking statements while considering the risks set forth below.

Description of Business

The Corporation is an exploration stage company engaged in the acquisition, exploration and development of high-grade gold properties located in the United States and Canada. The Corporation is developing its advanced stage 100% owned Copperstone gold project in Arizona and continues its advanced exploration program on its 100% owned Fenelon gold project located in Quebec. An aggressive surface drilling program is ongoing to expand the known resource of both projects and to test several high priority exploration targets. In addition to these advanced properties, the Corporation continues to progress other projects, including the Martiniere and Northway in Quebec, Gold Bar in Nevada, Taurus in British Columbia and Northshore in Ontario.

Acquisition of International Taurus Resources Inc. and Fairstar Explorations Inc.’s Mineral Interests

Pursuant to the terms of an Arrangement Agreement dated December 21, 2004, subsequently amended February 21, 2005 between the Corporation, Bonanza, International Taurus Resources Inc. (“Taurus”), Fairstar Explorations Inc. (“Fairstar”) and 0710882 B.C. Ltd., the following transactions closed on March 30, 2005:

The Corporation, Bonanza and Taurus combined by way of a Plan of Arrangement (the “Arrangement”) whereby, first, each Bonanza common share, option and warrant outstanding at the time of the Arrangement was exchanged for 0.25 of a common share, option and warrant, respectively, of the Corporation and, second, each Taurus common share, option and warrant, was exchanged for 0.20 of a common share, option and warrant, respectively of the Corporation. The expiry dates of options and warrants remained unchanged and the exercise prices were increased in accordance with the above exchange ratios. The exchange transaction between the Corporation and Bonanza was a common control transaction which is accounted for at Bonanza’s historical cost by the continuity of interests method. On completion of the transaction, the Corporation owned 100% of the issued and outstanding shares of Bonanza and Taurus and the former shareholders of Bonanza and Taurus held approximately 69.4% and 30.6% of the common shares of the Corporation. Accordingly, Bonanza is the acquirer of Taurus’ assets and liabilities for accounting purposes. Accordingly, the consolidated financial statements of the Corporation include the results of operations of Bonanza consolidated with those of the Corporation and Taurus from the date of acquisition. For legal purposes, Bonanza and Taurus became wholly owned subsidiaries of the Corporation.

Fairstar transferred its 38% interest in the Fenelon gold project and its interests in the Casa Berardi gold projects in Quebec to its wholly-owned newly incorporated subsidiary company, 0710882 B.C. Ltd. The Corporation acquired all outstanding shares of 0710882 B.C. Ltd. in exchange for 6,500,000 common shares of the Corporation and $300,000 cash paid directly to certain creditors of Fairstar. This transaction has been accounted for as an asset acquisition by the Corporation.

After the transactions discussed above were completed the former shareholders of Bonanza, Taurus and Fairstar held approximately 63.3%, 27.9% and 8.8%, respectively, of the Corporation’s common shares. The total number of issued and outstanding common shares of the Corporation after the transaction closed was 74,330,925.

The excess purchase price over the net book value of net assets acquired has been allocated to mineral properties and includes the effect of recording future income tax liabilities on the temporary differences arising on the transactions.

Incremental costs related to this acquisition of $933,605 have been included as a cost of the acquisition.

Overview of Performance

The Corporation’s working capital as at March 31, 2007 was $6,019,952 compared with a working capital position of $6,980,811 as at December 31, 2006. The decrease in working capital was primarily attributable to the use of funds in the period for operating activities in the amount of $596,517 and exploration expenditures at the Copperstone, Fenelon and other properties totalling $715,375. The loss for the three months ended March 31, 2007 was $272,908 or $0.00 per share compared with a net loss of $1,092,875 or $0.01 per share for the three months period ended March 31, 2006.

Selected Information

The following table sets forth selected consolidated annual financial information of the Corporation for, and as of the end of, each of the last three fiscal years. The selected consolidated financial information should be read in conjunction with the Consolidated Financial Statements of the Corporation.

	March 31,		December 31,
	2007	2006	2006	2005	2004
	$	$	$	$	$
Net loss	(272,908)	(1,092,875)	(1,740,706)	(4,215,960)	(1,219,731)
Net loss per share	(0.00)	(0.01)	(0.02)	(0.06)	(0.03)
Total cash and cash equivalents	4,838,113	2,927,133	6,150,005	5,413,900	9,467,224
Working capital	6,019,952	3,231,712	6,980,811	5,177,422	8,750,640
Total debt	Nil	Nil	Nil	Nil	Nil
Total assets	59,368,619	54,103,225	59,751,226	54,428,595	28,688,663
Shareholders’ equity	56,166,701	50,511,247	57,799,245	52,261,765	27,496,142

Results of Operations

For the three months ended March 31, 2007, the Corporation had a net loss of $272,908 or $0.00 per share compared to a net loss of $1,092,875 or $0.01 per share with the corresponding period in 2006. Stock-based compensation expense for this period was reduced to $7,364 from $694,660 in 2006. Interest income increased to $63,516 from $28,094 which was the direct result of increased cash balances for the current period compared to the same period during 2006. General and administrative costs increased slightly to $242,035 from $218,188. Public company expenses decreased to $74,921 from $92,378 primary as a result of decreased investor relations spending. Business development expenses decreased to $28,348 from $61,380 resulting from lower business acquisition activities compared to 2006.

Exploration office expenses decreased to $44,649 in the three months period from $138,035 in 2006. Activities relating to property evaluations and investigations are ongoing. Exploration expenses in the period also include all costs associated with maintaining the Corporation’s exploration offices in Reno, Nevada.

Summary of Quarterly Results

Selected consolidated financial information for each of the most recently completely quarters of fiscal 2007, 2006 and 2005 are as follows:

	2007		2006				2005
	Mar.	Dec.	Sept	Jun.	Mar.	Dec.	Sept	June
		$	$	$	$	$	$	$

Interest income	63,516	65,825	81,664	38,891	28,094	26,865	28,756	6,456
Net income (Loss) for
period	(272,908)	420,651	(411,177)	(657,305)	(1,092,875)	(2,057,211)	(546,482)	(1,305,162)
Net income (loss) per
share	(0.00)	0.00	(0.00)	(0.01)	(0.01)	(0.02)	(0.01)	(0.02)

Liquidity and Capital Resources

The Corporation’s working capital as at March 31, 2007 was $6,019,952 compared with a working capital position of $6,980,811 as at December 31, 2006. Flow-through funds of $2,207,064 are included in the current working capital. Flow-through funds are restricted to Canadian Exploration Expenditures, as defined in the Canadian Income Tax Act. The decrease in working capital in the period was the result of $596,517 used in operation and by expenditures in the period at the Copperstone, Fenelon and other gold properties totalling $717,375. As of March 31, 2007 $1,469,128 accrued receivable from Revenue Quebec and the Ministry of Natural Resources of the Government of Quebec related to exploration expenditures in that province during the previous years and up to the current quarter remained outstanding. As of March 31, 2007, accrued payable related to a 2002 and 2003 reassessment and interest by Revenue Quebec for the amount of $515,807 remained outstanding. The Corporation is contesting the interest portion of this assessment.

During 2007 and 2006, the Corporation continued its surface and underground drilling program at the Copperstone project. This program phase has been completed and the result of the preliminary assessment prepared by AMEC has been filed on SEDAR on March 28, 2006. In August, 2006, the Corporation began a large drilling campaign designed to expand the high grade gold resources at the 100% owned Copperstone gold project in Arizona. The drilling was completed ahead of schedule, consisting of 27 drill holes with a combined length of 7,695 meters. Total development and exploration expenditures at the Copperstone project during the three months period ended March 31, 2007 totalled $271,588 or $16,377,367 since the program began in 2003.

On May 31, 2006 the Corporation completed a private placement of flow-through shares and units with Dundee Securities Corporation and Haywood Securities Inc. (the “Agents”) in the amount of $8,140,000. The private placement consists of 7,400,000 flow-through shares at a price of $0.55 per share, for gross proceeds of $4,070,000, and 7,400,000 units at a price of $0.55 per unit, for gross proceeds of $4,070,000. Each unit is comprised of one common share and one half of one transferable common share purchase warrant with each full warrant entitling the holder to acquire one common share at a price of $0.65 for a period of 18 months after the closing date.

The Agents were paid a cash fee equal to 7.0% of the total gross proceeds raised in the private placement. In addition, the Agents received compensation warrants exercisable for non-flow-through common shares of the Corporation equal in number to 7.0% of the number of flow-through shares and units sold under the private placement. The compensation warrants will be exercisable at a price of $0.65 per compensation share for a period of 18 months after the closing date.

On March 2, 2007 the Corporation announced it has reached an agreement in principle with Cusac Gold Mines Ltd. (“Cusac”) for the sale of its Taurus Project for total cash consideration valued of up to $11 million plus up to 3 million common shares of Cusac. The transaction is subject to regulatory approval.

The sale consideration consists of total cash payments of $6,000,000 over a two year period, 3 million common shares of Cusac over a two year period, and a further cash payment of $3,000,000 payable within 60 days of the earlier of Cusac receiving a bankable feasibility study to place the Taurus project into commercial production (“Bankable Feasibility Study”) and the date the property is placed into commercial production.

If gold prices trade at or above US$800 for a period of 100 consecutive trading days during this two year period, the cash payment will be increased by $2,000,000 with $1,000,000 being added to the cash consideration and a further payment of $1,000,000 upon receipt of a Bankable Feasibility Study or commencement of commercial production, whichever is earlier.

In the event that Cusac completes all cash payments within 12 months of regulatory approval the total purchase price will be capped at $6 million in cash payments, plus $3 million upon the earlier of receipt of a Bankable Feasibility Study and the commencement of commercial production, and 1.5 million common shares of Cusac.

As of March 31, 2007, the completion of the transaction is still subject to the execution of a definitive agreement and regulatory approval.

As at March 31, 2007, the Corporation had cash of $4,838,113 compared to $6,150,005 as at December 31, 2006. The Corporation currently has no debt and has adequate working capital to continue its drilling programs at the Fenelon and Copperstone gold projects designed to expand the known gold resources for purposes of advancing these projects to the development stage.

As a mining company in the exploration stage, the future liquidity of the Corporation will be affected principally by the level of exploration expenditures and by its ability to raise an adequate level of capital through the equity markets. In management’s opinion, the Corporation’s current working capital will be sufficient for funding its planned exploration programs in 2007 at the Copperstone, Fenelon and Martiniere gold projects.

Transactions with Related Parties

The Corporation shares certain premises and facilities with companies which have certain directors in common, under cost-sharing arrangements with no profit elements involved. During the three months period ended March 31, 2007 the Corporation recovered management and consulting fees of $35,000 (2006 - $25,000) and general and administration expenses of $17,500 (2006 - $12,500).

As at March 31, 2007, there were $342 (2006 - $3,291) accounts receivable due from companies with certain directors in common.

Controls and Procedures

The Chief Executive Officer and Chief Financial Officer have instituted a system of disclosure controls for the Corporation to ensure proper and complete disclosure of material information. The limited number of employees within the Corporation facilitates access to real time information about developments in the business for the person responsible for drafting disclosure documents. All documents are circulated to responsible members of management and the board of directors according to the disclosure time-lines contained within the disclosure policy. The disclosure controls conform with the Corporation’s Corporate Governance Policies and Procedures Manual dated July 15, 2005.

The Chief Executive Officer and Chief Financial Officer also have designed internal control over financial reporting, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. After evaluating the effectiveness of the Corporation’s disclosure controls and procedures, the Officers have concluded that, as of such date, the Corporation’s disclosure controls and procedures were effective to ensure that material information relating to the Corporation was made known to them by others within the Corporation during the period.

Critical Accounting Estimates and Risk Factors

Critical accounting estimates used in the preparation of the financial statements include the Corporation’s recoverability of the carrying value of these mineral properties. The business of mineral exploration and extraction involves a high degree of risk since very few properties that are explored and developed ultimately achieve commercial production. At present, none of the Corporation’s properties have a known body of commercial ore.

The Corporation’s impairment determination and resulting estimated net recoverable value on its mineral projects are based on estimated underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale. The Corporation is in an industry that is exposed to a number of risks and uncertainties, including exploration, development, commodity, operating, ownership, political, funding, currency and environmental risk. While factoring these risks the Corporation has relied on very preliminary resource estimates on its properties, however, these estimates include assumptions that are potentially subject to significant changes that are not yet determinable. Accordingly, there is always the potential for a material change to the presentation in the financial statements relating to the carrying value of the Corporation’s mineral properties.

New Accounting Policy

The Corporation has applied the consensus of Abstract #146 of the Emerging Issues Committee of CICA in respect to its accounting for all flow-through renunciations. Under the Canadian Income Tax Act an enterprise may issue securities referred as flow-through shares whereby the investor may claim the tax deduction associated with the related resource expenditures. The Corporation records future income tax liabilities (or renounced expenditures multiplied by the effective corporate tax rate) on the earlier of the date that the resource expenditures are renounced to the investors and the date that, in the opinion of management, reasonable assurance exists that the expenditures will be completed. Subsequent to January 1, 2006 these future income tax liabilities have been presented in the balance sheet and the offset recorded as share issue costs.

Recent Canadian accounting pronouncements

Financial Instruments

Effective January 1, 2007, the Corporation has adopted CICA Handbook Section 3855 Financial Instruments – Recognition and Measurement, CICA Handbook Section 3865 Hedges and CICA Handbook Section 1530 Comprehensive Income (the “Financial Instrument Standards”). As the Corporation has not previously undertaken hedging activities, adoption of Section 3865 will have no impact. Prior to January 1, 2007, the principal accounting policies affecting the Corporation’s financial instruments related to marketable securities that were valued at the lower of original cost and quoted market value.

The adoption of the Financial Instrument Standards will result in the Corporation classifying marketable securities and cash equivalents as available for sale investments and all derivative and other financial instruments as held for trading assets or liabilities measured at fair value. The Corporation has no derivative financial instruments or other financial instruments held for trading at March 31, 2007. Transitional adjustments in respect of these available for sale assets was recorded to the opening investment balances and accumulated other comprehensive income as of March 31, 2007.

As a consequence of adopting the Financial Instrument Standards on January 1, 2007, accumulated other comprehensive incomes increase by $16,800 with a corresponding increase of $16,800 in investments. This represents the net gain on measuring the fair value of available for sale investments, which has been not recognized on a fair value basis prior to January 1, 2007.

Gains or losses associated with items classified as available for sale will be separately recorded as unrealized within our other comprehensive income until such time the investment is disposed of or incurs a decline in fair value that is on an other-than-temporary basis, at which time any gains or losses will then be realized and reclassified to the income statement. The Corporation has elected to designate cash equivalents (consisting of guaranteed investment certificates and banker’s acceptances) and marketable securities (all of which are investments in common shares), as available for sale.

Financial Instruments and Other Instruments

The Corporation’s financial instruments consist of cash and cash equivalents, marketable securities, accounts receivable and accounts payable. It is management’s opinion that we are not exposed to significant interest, currency or credit risks arising from our cash and cash equivalents, accounts receivable and accounts payable.

Marketable securities are subject to market price fluctuations. The Corporation values its marketable securities at the lower of cost and market as of December 31, 2006. There were unrealized gains of $16,800 relating to marketable securities at March 31, 2007 compared to unrealized gains of $12,300 relating to marketable securities at December 31, 2006.

The Corporation is exposed to currency risk on the acquisition and exploration expenditures on its properties since it has to settle expenditures either in local currency or U.S. dollars. The Corporation’s expenditures are negatively impacted by increases in value of either the U.S. dollar or local currencies versus the Canadian dollar.

Use of Financial and Other Instruments

The Corporation has not entered into any specialized financial agreements to minimize its investment, currency or commodity risk. There are no off-balance sheet arrangements. The principal financial instruments affecting the Corporation’s financial condition and results of operations is currently its cash and cash equivalents.

Outlook

The Corporation will continue to focus the majority of its exploration and development efforts in the United States and Canada for purposes of the acquiring, exploring and developing high-grade gold projects.

As an Exploration Stage Company the future liquidity of the Corporation will be affected principally by the level of its development and exploration expenditures and by its ability to raise an adequate level of capital through the capital markets. In management’s opinion the Corporation’s current working capital position will be sufficient for purposes of completing its planned exploration programs at the Copperstone, Fenelon and other Canadian exploration assets.

The Corporation will continue to evaluate its funding requirements on a going forward basis in its efforts to meet its future development and growth initiatives.

Subsequent Event

Subsequent to March 31, 2007, 1,400,000 options granted to various employees and consultants with exercise price ranging from $0.40 to $1.68 had expired or cancelled. An additional 800,000 options were granted to employees and consultants at an exercise price of $0.30 expiring April 30, 2012.